EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollars in thousands, except ratio amounts)

	Year Ended December 31,
	2010	2011	2012	2013	2014
Fixed charges
Interest expense	233,985	292,486	286,019	226,329	780,349
Capitalized interest	7,978	4,439	2,616	7,455	80,328
Portion of rent expense representative of interest	762	732	698	712	4,597
Total fixed charges	242,725	297,657	289,333	234,496	865,274

Earnings:
Income from continuing operations before income tax	258,226	230,051	154,879	310,791	916,898
Distributed income from equity investees	—	—	1,848	4,324	25,158
Fixed charged from above	242,725	297,657	289,333	234,496	865,274
Less capitalized interest from above	(7,978)	(4,439)	(2,616)	(7,455)	(80,328)
Amortization of capitalized interest	2,055	2,467	2,743	2,838	3,010
Earnings (as defined)	495,028	525,736	446,187	544,994	1,730,012

Ratio of earnings to fixed charges	2.04	1.77	1.54	2.32	2.00